EXHIBIT 99.1

PRESS RELEASE

Wednesday, October 6, 2009

SEVEN ARTS APPOINTS NEW INDEPENDENT AUDITORS

Hollywood, CA--(Market Wire)--Seven Arts Pictures plc (NASDAQ: SAPX) announced the engagement of RBSM LLP as its new independent auditing firm to reflect its move onto the NASDAQ Capital Markets and its increasing focus in the US.

The Board of Directors of Seven Arts Pictures (“Seven Arts”) unanimously approved the engagement of RBSM LLP to replace Mazars LLP, its existing UK-based independent accounting firm. RBSM LLP is registered with the Public Companies Oversight Board and will provide auditing services to the Company in connection with its SEC reporting requirements. The decision to engage RBSM to replace Mazars was based on the SEC requirements to use PCAOB certified independent auditors. Seven Arts will continue to work with Mazars on a number of ongoing motion picture audits and tax-related projects.

The Board of Directors of Seven Arts Pictures has agreed to present all financial statements for the twelve month periods ending March 31, 2008 and June 30, 2009, as well as for the three month “stub period” ending June 30, 2008 in dollars in accordance with International Financial Reporting Standards (IFRS), which is permitted both for filings with the SEC as well as for the filing of statutory accounts in the United Kingdom.

Seven Arts and RSMB anticipate that the Company’s 2009 audit (for the year ended June 30, 2009), should be completed by the end of November 2009. Seven Arts intends to refile its F-1 registration Statement with the SEC at that time.

Peter Hoffman, CEO of Seven Arts, commented, “We very much look forward to a strong working relationship with RBSM and want to thank Mazars for all the hard work they have put in over the past four years.”

About Seven Arts:

Seven Arts Pictures plc ("SAP," "7 Arts" or the "Company") was founded in 2002 as an independent motion picture production and distribution company engaged in the development, acquisition, financing, production, and licensing of theatrical motion pictures for exhibition in domestic (i.e., the United States and Canada) and foreign theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television.

Cautionary Information Regarding Forward-Looking Statements:

Forward-looking statements contained in this press release are made under the Safe Harbor Provision of the Private Securities Litigation Reform Act of 1995. Any such statements are subject to risks and uncertainties that could cause actual results to differ materially from the anticipated.

Seven Arts Pictures plc US contact:
Patrick Garstin, +1-323-692-5002
pgarstin@7artspictures.com

Or;

Seven Arts Pictures plc UK contact:
David Bailey, +44-203-006-8225
dbailey@7artspictures.com

Or;

Acorn Management Partners, LLC contact:
John R. Exley III, +1-678-368-4002
Jre@acornmanagementpartners.com